[LETTERHEAD OF CHEMBIO DIAGNOSTICS, INC.]

January 5, 2005

VIA EDGAR & FACSIMILE ONLY (202) 942 9533

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
ATTN: ANNE NGUYEN

RE:        CHEMBIO DIAGNOSTICS, INC.
FORM “SUPPL” FILED DECEMBER 6, 2004
FILE NO.: 333-116219
SUPPLEMENT WITHDRAWAL REQUEST

Dear Ms. Nguyen:

Pursuant to the Securities Act of 1933, as amended, Chembio Diagnostics, Inc. (the “Company”) hereby requests withdrawal of its Supplement filed on Form SUPPL (File No. 333-116219) filed with the Securities and Exchange Commission on December 6, 2004 (the “2004 SUPPL”).

Based on the foregoing, and pursuant to numerous conversations by and among David P. McLean, Esq., and various persons in your office, the Company respectfully requests that the Commission consent to the withdrawal of the 2004 SUPPL.

If you have any questions or require further information, please contact David P. McLean, Esq., of Patton Boggs LLP at (214) 758-3553 directly.

Thank you for your immediate attention to this matter.

Respectfully yours,

/s/ Lawrence A. Siebert

Lawrence A. Siebert
President
Chembio Diagnostics, Inc.

cc:      Richard Larkin @ Chembio
     David P. McLean @ Patton Boggs